Baxter International Inc. (BAX)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Baxter Shareholder since 2010

Vote against management proposals 4 and 5 that have poison pills imbedded

Proposal 4 is in regard to shareholders acting by written consent.

Proposal 5 is in regard to shareholders calling for a special shareholder meeting.

Both topics are for use by shareholders when there is a matter of urgency.

Both management proposals require shareholders to sit on their shares for a year before they can make use of either right.

Sitting on shares for a year is diametrically opposed to urgency and diametrically opposed the whole concept of these 2 important rights.

This is all the more distressing for Baxter shareholders because we gave 53% support at our 2021 annual meeting for a real right to act by written without the poison pill in proposal 4.

This 53% support was all the more impressive because management opposed the proposal that received the 53% vote and the management opposition routinely gets a ton of automatic votes.

One might assign the ultimate responsibility for the useless management proposals 4 and 5 to Mr. Albert Stroucken who is a member of the Governance Committee and is also the Baxter Lead Director. Thus shareholders can consider whether to cast an against vote in regard to Mr. Stroucken.

Vote against management proposals 4 and 5 that have poison pills imbedded

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.